SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             ------------------------------------------------------

                                  Schedule TO/A

                      Tender Offer Statement under Section
                     14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                                (Amendment No.1)

                         Homestead Village Incorporated
             ------------------------------------------------------
                            (Name of Subject Company)


                      HSD Acquisition Corporation (Offeror)
                  Security Capital Group Incorporated (Offeror)
                         Homestead Village Incorporated
             ------------------------------------------------------
                            (Name of Filing Persons)


                     Common Stock, Par Value $0.01 Per Share
                    (including the Associated Preferred Share
                                Purchase Rights)
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   437851 10 8
             ------------------------------------------------------
                      (CUSIP Number of Class of Securities)


              Jeffrey A. Klopf, Senior Vice President and Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                            Telephone: (505) 982-9292
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Filing
                                    Persons)


                                    Copy to:
                             Adam O. Emmerich, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1234
             ------------------------------------------------------





                            CALCULATION OF FILING FEE
     ---------------------------------------------------------------------


     =====================================================================
      TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
     ---------------------------------------------------------------------
      65,100,440                                                  $13,020
     =====================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 15,878,156 shares of common stock, par value $0.01 per share (the "Shares"), at a price per Share of $4.10 in cash. Such number of Shares includes i) all outstanding Shares as of May 2, 2000, less the number of shares already beneficially owned by Security Capital Group Incorporated and ii) Shares issuable pursuant to vested options.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $13,020.
Form or Registration No.:  Schedule TO.
Filing Party:  Security Capital Group Incorporated.
Date Filed:  May 9, 2000.

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.
| | issuer tender offer subject to Rule 13e-4.
|X| going-private transaction subject to Rule 13e-3.
|X| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |


                               Page 1 of 5 Pages

            This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Security Capital Group Incorporated, a Maryland corporation ("Security Capital"), and HSD Acquisition Corporation., a Maryland corporation and an indirect wholly owned subsidiary of Security Capital ("Purchaser"), on May 9, 2000 (the "Schedule TO"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Homestead Village Incorporated, a Maryland corporation ("Homestead"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 16, 1996, between Homestead and The First National Bank of Boston as Rights Agent (other than those shares of common stock and Rights, held by Security Capital and its subsidiaries) at a purchase price of $4.10 per Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO. Capitalized terms used but defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

            This Amendment amends and supplements the Statement on Schedule 13D with respect to Homestead filed by Security Capital and Purchaser with the Securities and Exchange Commission on May 9, 2000.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13.

            Items 1 through 9 and 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

(1) The following language is added to the Special Factors section of the Offer to Purchase at the end of the second paragraph under the section entitled "Effects" on page 8 (the fifth full paragraph on page 8):

            "Homestead currently has a net operating loss carryforward of approximately $96 million, which may, assuming compliance with tax and accounting rules and regulations, offset taxable income of Homestead after May 1999. Under certain circumstances, Security Capital may be entitled to utilize the entire amount of the net operating loss carryforward to offset taxable income of Security Capital."

(2) The introductory paragraph in the Special Factors section of the Offer to Purchase under the section entitled "The Special Committee" on page 10 is revised as follows:

            "The Homestead special committee believes that the tender offer and the merger and the consideration to be received by the Homestead stockholders that are unaffiliated with Security Capital is fair to those stockholders. In reaching the conclusion that the tender offer, the merger and the consideration offered to stockholders unaffiliated with Security Capital is fair, the Homestead special committee considered a number of factors, including, but not limited to, the following:"


                               Page 2 of 5 Pages

(3) The second bullet on page 10 of the Offer to Purchase is revised as follows:

            "various valuation analyses employed by Stern Stewart in making its determination as to the fairness of the $4.10 per share cash consideration including the historical stock trading and premium analysis, the discounted EVA(R) and cash flow valuations, peer companies analysis, selected transactions analysis, industry sale and leaseback analysis and Homestead sale and leaseback analysis. The special committee adopted the analyses and findings of Stern Stewart in its determination that the $4.10 per cash consideration to be received by holders of Homestead shares other than Security Capital and its affiliates in the tender offer and the merger is fair from a financial point of view to such stockholders, see "'-- Reports, Opinions and Appraisals.'"

(4) The following sentence is added to the end of the last paragraph on page 11 under the section entitled "Homestead Board" in the Special Factors section of the Offer to Purchase:

            "In addition, Homestead's Board adopted the analyses and findings of Stern Stewart in its determination that the $4.10 per cash consideration to be received by holders of Homestead shares other than Security Capital and its affiliates in the tender offer and the merger is fair from a financial point of view to such stockholders, see '-- Reports, Opinions and Appraisals.'"


(5) The following sentence is added to the end of the third paragraph of page 12 of the Offer to Purchase:

            "Because of the reasons set forth in the preceding paragraph, the Homestead Board and special committee believe that the tender offer and merger are procedurally fair despite not being structured to require the approval of a majority of the stockholders of Homestead other than Security Capital and its affiliates."


(6) The following sentence is added to the end of the first paragraph of Section 10 on page 47 of the Offer to Purchase:

            "No alternative financing plan exists for the tender offer or the merger."

(7)   The first paragraph of Section 12 is revised as follows:

            "Notwithstanding any other provision of the tender offer, Purchaser is not required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Securities and Exchange Act, which relates to Purchaser's obligation to




                               Page 3 of 5 Pages
            pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of, any tendered Homestead shares and may terminate or, subject to the terms of the merger agreement, amend the tender offer, unless at any time on or after the execution of the merger agreement and on or before the Expiration Date, none of the following conditions exists or has occurred and remains in effect."











                               Page 4 of 5 Pages

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2000

                                    Schedule TO and Schedule 13E-3


                                    HSD Acquisition Corporation


                                    By    /s/ Jeffrey A. Klopf
                                      ------------------------------------
                                      Name:   Jeffrey A. Klopf
                                      Title:  President





                                    Security Capital Group Incorporated


                                    By    /s/ Jeffrey A. Klopf
                                      ------------------------------------
                                      Name:   Jeffrey A. Klopf
                                      Title:  Secretary




                                    Schedule 13E-3
                                    Homestead Village Incorporated


                                    By    /s/ Eugene Vesell
                                      ------------------------------------
                                      Name:   Eugene Vesell
                                      Title:  Chairman of the Special Committee
                                              of the Board of Directors






                                  Page 5 of 5